UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL OMB Number:
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SCHEDULE 13D\A
Under the Securities Exchange Act of 1934
(Amendment No. 6)*

Gilat Satellite Networks Ltd.

 (Name of Issuer)

Ordinary Shares, Par Value NIS 0.2 Per Share

(Title of Class of Securities)

 M51474118

(CUSIP Number)
FIMI IV 2007 Ltd. Electra Tower, 98 Yigal Alon St., Tel-Aviv 67891, Israel +(972)-3-565-2244

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

April 3, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be ”filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1	NAME OF REPORTING PERSONS. FIMI IV 2007 Ltd. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER _____
	8	SHARED VOTING POWER 18,901,865
	9	SOLE DISPOSITIVE POWER _____
	10	SHARED DISPOSITIVE POWER 18,901,865
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,901,865
12	CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

Page 2 of 12 Pages

1	NAME OF REPORTING PERSONS. FIMI FIVE 2012 Ltd. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER _____
	8	SHARED VOTING POWER 18,901,865
	9	SOLE DISPOSITIVE POWER _____
	10	SHARED DISPOSITIVE POWER 18,901,865
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,901,865
12	CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

Page 3 of 12 Pages

1	NAME OF REPORTING PERSONS. FIMI Opportunity IV, L.P. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER _____
	8	SHARED VOTING POWER 18,901,865
	9	SOLE DISPOSITIVE POWER _____
	10	SHARED DISPOSITIVE POWER 18,901,865
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,901,865
12	CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

Page 4 of 12 Pages

1	NAME OF REPORTING PERSONS. FIMI Israel Opportunity IV, Limited Partnership I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER _____
	8	SHARED VOTING POWER 18,901,865
	9	SOLE DISPOSITIVE POWER _____
	10	SHARED DISPOSITIVE POWER 18,901,865
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,901,865
12	CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

Page 5 of 12 Pages

1	NAME OF REPORTING PERSONS. FIMI Opportunity V, L.P. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER _____
	8	SHARED VOTING POWER 18,901,865
	9	SOLE DISPOSITIVE POWER _____
	10	SHARED DISPOSITIVE POWER 18,901,865
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,901,865
12	CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

Page 6 of 12 Pages

1	NAME OF REPORTING PERSONS. FIMI Israel Opportunity Five, Limited Partnership I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER _____
	8	SHARED VOTING POWER 18,901,865
	9	SOLE DISPOSITIVE POWER _____
	10	SHARED DISPOSITIVE POWER 18,901,865
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,901,865
12	CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

Page 7 of 12 Pages

1	NAME OF REPORTING PERSONS. Shira and Ishay Davidi Management Ltd. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER _____
	8	SHARED VOTING POWER 18,901,865
	9	SOLE DISPOSITIVE POWER _____
	10	SHARED DISPOSITIVE POWER 18,901,865
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,901,865
12	CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

Page 8 of 12 Pages

1	NAME OF REPORTING PERSONS. Ishay Davidi I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER _____
	8	SHARED VOTING POWER 18,901,865
	9	SOLE DISPOSITIVE POWER _____
	10	SHARED DISPOSITIVE POWER 18,901,865
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,901,865
12	CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Page 9 of 12 Pages

This Amendment No. 6 to Schedule 13D amends Schedule 13D originally filed on September 17, 2012, Amendment No. 1 to Schedule 13D originally filed on November 13, 2012, Amendment No. 2 to Schedule 13D originally filed on November 15, 2012, Amendment No. 3 to Schedule 13D originally filed on February 4, 2014, Amendment No. 4 to Schedule 13D originally filed on September 17, 2014 and Amendment No. 5 to Schedule 13D originally filed on November 29, 2014.

Item 3.    Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and restated as follows:

The aggregate purchase price of the 18,801,865 ordinary shares, par value NIS 0.20 per share (“Shares”) of Gilat Satellite Networks Ltd. (the “Company”) purchased to date by FIMI Opportunity Fund IV, L.P., FIMI Israel Opportunity Fund IV, Limited Partnership, FIMI Opportunity V, L.P. and FIMI Israel Opportunity V, Limited Partnership (collectively, "FIMI”) is $81,367,771.24 (an average price per share of US$4.33). The source of funding for the purchase of such Shares is the capital of FIMI.

Item 4.   Purpose of Transaction

Item 4 is hereby amended to add the following sentence:

FIMI participated in a rights offering that was initiated by the Company on February 18, 2016. In such rights offering, the Company distributed to each holder of its Shares on the record date, one subscription right ("the Right") for each nine Shares of the Company held by such holder. The Right entitles the holder to purchase, for the subscription price of $7.16, two ordinary shares of the Company (reflecting a price of $3.58 per share). In such Rights distribution FIMI received 1,929,596.50 Rights (including through an exercise of over-subscription rights granted in the rights offering) to purchase 3,859,193 Shares for a total subscription price of US $ 13,815,910.94.  The Rights expired on March 21, 2016 and the Shares were issued to FIMI on or about April 3, 2016.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended as follows:

(a)- (b)    The Reporting Persons beneficially own and have shared power to vote and shared power of disposition over 18,901,865 Shares, representing approximately 34.8% of the Company's Shares (based upon (i) the 54,308,417 shares outstanding as of April 5, 2016 (pursuant to a 6-K filed by the Company on April 3, 2016); and (ii) These holdings include options to purchase 100,000 Shares which are currently exercisable or are exercisable within 60 days of the date hereof granted to FIMI IV 2007 Ltd. by the Company in connection with the service of its executives, Ishay Davidi and Amiram Boehm, as members of the Company's board of directors).

(d)           Except for the Reporting Persons, no person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by the Reporting Persons.

Page 10 of 12 Pages

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 7, 2016

FIMI IV 2007 Ltd. By: /s/ Ishay Davidi Name: Ishay Davidi Title: CEO
FIMI FIVE 2012 Ltd. By: /s/ Ishay Davidi Name: Ishay Davidi Title: CEO FIMI Opportunity IV, L.P. By: FIMI IV 2007 Ltd., general partner By: /s/ Ishay Davidi Name: Ishay Davidi Title: CEO
FIMI Israel Opportunity IV, Limited Partnership By: FIMI IV 2007 Ltd., general partner By: /s/ Ishay Davidi Name: Ishay Davidi Title: CEO
FIMI Opportunity V, L.P. By: FIMI Five 2012 Ltd., general partner By: /s/ Ishay Davidi Name: Ishay Davidi Title: CEO

Page 11 of 12 Pages

FIMI Israel Opportunity Five, Limited Partnership By: FIMI Five 2012 Ltd., general partner By: /s/ Ishay Davidi Name: Ishay Davidi Title: CEO
Shira and Ishay Davidi Management Ltd. By: /s/ Ishay Davidi Name: Ishay Davidi Title: CEO Ishay Davidi By: /s/ Ishay Davidi

Page 12 of 12 Pages